Exhibit 99.1

Austin Gold Corp. Closes Initial Public Offering, Including Full Exercise of the Over-allotment Option

Vancouver, BC, Canada – May 6, 2022 – Austin Gold Corp. (“Austin Gold” or the “Company”) (NYSE American: AUST) is pleased to announce the closing of its initial public offering of 3,265,000 of its common shares at a price of $4.00 per share. The company also announces that the underwriters have exercised their option to acquire an additional 489,750 shares to cover overallotments in connection with the offering. After the underwriting discount and estimated offering expenses payable by the Company, the Company has received net proceeds of approximately $13.85 million.

Roth Capital Partners acted as sole book-running manager for the offering and Pacific Century Securities acted as a co-manager.

A registration statement relating to the shares was declared effective by the Securities and Exchange Commission on May 3, 2022. The offering was made only by means of a prospectus. A copy of the final prospectus may be obtained from: Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada.

In specific, the Company was formed for the purposes of drilling the Kelly Creek Project, a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada

The Company continues to consider other regional projects to increase the opportunity for economic success, and in connection therewith it has acquired three other non-material mineral exploration projects.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.